                                 S.E.C. Filing
                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                                     SC 13D
                                March 11, 1998

                            Filed: March 11, 1998



                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                      Abigail Adams National Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   003390101
                                 (CUSIP Number)

                             Michael R. Klein, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C.  20037
                                 (202) 663-6000
                 (Name,  Address and Telephone Number of Person
               Authorized to receive Notices and Communications)

                                March 11, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / / Check the following box if a fee is being paid with the statement. / /

Reporting Persons Marshall T. Reynolds, Shirley A. Reynolds, Robert L. Shell, Jr., Robert H. Beymer, Barbara W. Beymer, Thomas W. Wright, Deborah P. Wright and Jeanne D. Hubbard file this Amendment No. 4 to initial Schedule 13D filed on May 1, 1995, as amended by (a) Amendment No. 1 to Schedule 13D filed July 24, 1995; (b) Amendment No. 2 to Schedule 13D filed March 6, 1996; (c) Amendment No. 3 to Schedule 13D filed on December 30, 1997; (d) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (e) Amendment No. 1 to
Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995.

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Marshall T. Reynolds

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization:  West Virginia

Number of Shares Beneficially Owned by each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  225,526

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  225,526

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  225,526

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  13.7%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D


1.       Name of Reporting Person:  Shirley A. Reynolds

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place or Organization:  West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  120,030

8.       Shared Voting Power:  225,526

9.       Sole Dispositive Power:  120,030

10.      Shared Dispositive Power:  225,526

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  345,556

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  20.9%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D


1.       Name of Reporting Person:  Robert H. Beymer

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds: BK/PF/OO

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization: West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  0%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person:  Barbara W. Beymer

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds: BK/PF/OO

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization:  West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  39,000

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  39,000

10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  39,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  2.4%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person:  Robert L. Shell, Jr

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization:  Florida

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  46,046

8.       Shared Voting Power:  20,000

9.       Sole Dispositive Power:  46,046

10.      Shared Dispositive Power:  20,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  66,046

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  4.0%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person:  Thomas W. Wright

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization:  Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  21,000

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  21,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  21,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  1.3%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person:  Deborah P. Wright

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization:  Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  60,000

8.       Shared Voting Power:  21,000

9.       Sole Dispositive Power:  60,000

10.      Shared Dispositive Power:  21,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  81,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  4.9%

14.      Type of Reporting Person:  IN

CUSIP. No.  None

                                  SCHEDULE 13D

1.       Name of Reporting Person:  Jeanne D. Hubbard

         Social Security Number:  ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

         (a)      /  /

         (b)      /  /

3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required Pursuant to

         Items 2(d) or 2(e).  /  /

6.       Citizenship or Place of Organization: West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  4,546

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  4,546

10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  4,546

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         /  /

13.      Percent of Class Represented by Amount in Row 11:  .03%

14.      Type of Reporting Person:  IN


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
This Amendment No. 4 to the Schedule 13D filed by Reporting Persons on May 1, 1995 is filed with regard to the common stock, par value $0.01 per share, of Abigail Adams National Bancorp, Inc. ('Bancorp Common Stock'). The address of the principal executive offices of Abigail Adams National Bancorp, Inc. ('Bancorp' or the 'Company') is 1627 K Street, N.W., Washington, DC 20006.

Item 4 of the Schedule 13D filed by Reporting Persons on May 1, 1995, as amended by (a) Amendment No. 1 to Schedule 13D filed July 24, 1995; (b) Amendment No. 2 to Schedule 13D filed March 6, 1996; (c) Amendment No. 3 to
Schedule 13D filed December 30, 1997; (d) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (e) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995, is amended by the addition of the following information:

         Item 4.  Purpose of the Investment

         The following information is being provided by Reporting Persons Shirley A. Reynolds, Marshall T. Reynolds, Robert L. Shell, Jr. and Jeanne D. Hubbard (together, the "Participants"), but not by the other four Reporting Persons, who are not personally involved in the matters discussed below. In Amendment No. 3 to this Schedule 13D filed on December 30, 1997, certain of the Reporting Persons reported that they might propose changes in the composition of the Board of Directors (the "Board") of the Company, in response to conflicts with the Company's management, when that action became timely. On March 11, 1998 the Participants, three of whom (Mr. Reynolds, Mr. Shell and Ms. Hubbard) are members of the Board, filed with the Securities and Exchange Commission a Preliminary Consent Solicitation Statement and related form of Consent (such actions, collectively, the "Consent Solicitation"), seeking to remove four current members of the Board and elect four new nominees to serve in their place until the next regular annual meeting of the shareholders, which has not yet been set. The four current members of the Board whom the Participants propose to replace are Barbara Davis Blum, Shireen L. Dodson, Susan Hager, and Clarence L. James, Jr. (these individuals being referred to herein as the "Incumbents"). The nominees to replace them (the "Nominees") are George Cook, Bonita A. Wilson, Marianne Steiner and Joseph L. Williams.

         The reasons the Participants are soliciting consents to effect these changes include the following:

         The Participants believe that the directors proposed to be removed are not serving the Company well. They believe that the Incumbents have: tolerated inadequate performance by management; reacted counterproductively to the Company's shareholders' decision to oppose the merger management supported with Ballston National Bancorp ("Ballston"); and wasted and, unless removed will continue to waste, significant amounts of the Company's time, money and energies in litigation against the Participants and others rather than on increasing the value of the business.


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
         The Participants believe that if the Nominees are elected to replace the Incumbents, they will join those of the Participants who are themselves directors (Ms. Hubbard and Messrs. Reynolds and Shell) in securing better management, honoring the decision of holders to move on after two thirds of the Company's shares voted against approval of the merger with Ballston, and supporting efforts to grow the business of the Company both internally and through acquisitions that are economically accretive wherever located and on attractive terms. The Participants also hope that the reconstituted Board of the Company will terminate the litigation that the present Board (excluding Ms. Hubbard and Messrs. Reynolds and Shell) initiated against the Participants and others.

         The litigation in question was initially filed after the Incumbents postponed the shareholder meeting, seeking a court order precluding the Reporting Persons and many other unnamed Company shareholders from being able to vote their shares on the proposed merger with Ballston. As grounds it was alleged that the Reporting Persons and many other Company shareholders were together engaged in an undisclosed scheme to oppose the Ballston merger, allegedly in order to pursue other acquisition targets outside the D.C. metropolitan area and to seize control of the Company. The Court denied this extraordinary relief, and after two additional delays, the Company's management finally permitted the shareholders to vote at a meeting. At the Company's shareholder meeting over two-thirds of the shares voted against the Ballston merger. Thereafter, the litigation was amended to reflect the facts of the case, add claims against the stock brokerage firm of Ferris Baker Watts, Inc. and additional federal statutory claims.

         The Participants will, if this slate of Nominees is elected to replace the Incumbents, seek board action that will dismiss that litigation and reimburse the Participants for their expenses in that litigation (estimated at $125,000 to date) and the Consent Solicitation. In addition they will seek to terminate the employment of the current President of the Company as part of a restructuring and restaffing of senior management and to develop plans to improve the operations and increase the size and number of banks owned by the Company. The Participants have not, however, elicited any agreements or commitments regarding those issues from the Nominees. The Participants may be viewed as having a conflict of interest inasmuch as this could ultimately result in dismissal of the litigation against them and reimbursement of their expenses. However, the Participants believe the Proposal is also in the best interests of the Company and its other shareholders.

         Mr. Reynolds has agreed to indemnify each of the Nominees from any liability or expenses they might incur by reason of their candidacy relating to the pending litigation. Neither he nor the other Participants have any other agreement or understanding with any of the Nominees.

         The following is a summary of the Proposal, with greater detail being provided in the Preliminary Consent Solicitation Statement and related form of Consent filed with the Securities and Exchange Commission on March 11, 1998:


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


         1.  Removal of the following as directors of Abigail Adams
National Bancorp, Inc.: Barbara Davis Blum, Shireen L. Dodson, Susan Hager and Clarence L. James, Jr.

         2. Election of the following to replace the aforementioned directors of Abigail Adams National Bancorp, Inc.: George Cook, Marianne Steiner, Bonita
A. Wilson and Joseph L. Williams.

         THE DISCLOSURES SET FORTH IN THIS SCHEDULE 13D ARE NOT INTENDED AS, AND THEREFORE SHOULD NOT BE DEEMED, A SOLICITATION OF CONSENTS IN FAVOR OF THE PARTICIPANTS' PROPOSAL PURSUANT TO THE PARTICIPANTS' PRELIMINARY CONSENT SOLICITATION STATEMENT ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

         Other than as summarized above, the Reporting Persons have no plans or proposals, or any agreement or understanding with others, regarding any of the items (a) - (j) enumerated in Item 4 of the form Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each and all of the persons signatory below.

Dated:  March 11, 1998

/s/ Marshall T. Reynolds
-----------------------------
MARSHALL T. REYNOLDS,
signing in his own capacity, and
signing by virtue of Power of Attorney
for all of the persons listed below:

ROBERT L. SHELL, JR.
BARBARA W. BEYMER
DEBORAH P. WRIGHT
SHIRLEY A. REYNOLDS
ROBERT H. BEYMER
THOMAS W. WRIGHT
JEANNE D. HUBBARD

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